                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                          Continental Bank Corporation
- -----------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- ----------------------------------------------------------------------------
                        (Title Of Class of Securities)


                                    211113105
                       ------------------------------------
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 211113105                 13G                Page 2 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Merrill Lynch & Co., Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing (a) [_]

                                                                   (b) [_]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5  SOLE VOTING POWER

                None

        6  SHARED VOTING POWER

                4,623,775

        7  SOLE DISPOSITIVE POWER

                None

        8  SHARED DISPOSITIVE POWER

                4,623,775

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,623,775

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.7%

12 TYPE OF REPORTING PERSON*

             HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 211113105                 13G                 Page 3 of 11 Pages



1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Merrill Lynch Group, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing (a) [_]

                                                                   (b) [_]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5  SOLE VOTING POWER

                None

        6  SHARED VOTING POWER

                4,620,075

        7  SOLE DISPOSITIVE POWER

                None

        8  SHARED DISPOSITIVE POWER

                4,620,075

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,620,075

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.7%

12 TYPE OF REPORTING PERSON*

             HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 211113105                 13G                 Page 4 of 11 Pages



1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Princeton Services, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing (a) [_]

                                                                   (b) [_]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5  SOLE VOTING POWER

                None

        6  SHARED VOTING POWER

                4,618,000

        7  SOLE DISPOSITIVE POWER

                None

        8  SHARED DISPOSITIVE POWER

                4,618,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,618,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.7%


12 TYPE OF REPORTING PERSON*

             HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 211113105                 13G                 Page 5 of 11 Pages



1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Merrill Lynch Asset Management, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing (a) [_]

                                                                   (b) [_]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5  SOLE VOTING POWER

               None

        6  SHARED VOTING POWER

                4,618,000

        7  SOLE DISPOSITIVE POWER

                None

        8  SHARED DISPOSITIVE POWER

                4,618,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,618,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.7%


12 TYPE OF REPORTING PERSON*

             IA, PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 211113105                 13G                  Page 6 of 11 Pages



1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Merrill Lynch Capital Fund, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing (a) [_]

                                                                   (b) [_]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5  SOLE VOTING POWER

                None


        6  SHARED VOTING POWER

                4,424,000

        7  SOLE DISPOSITIVE POWER

                None

        8  SHARED DISPOSITIVE POWER

                4,424,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,424,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.4%

12 TYPE OF REPORTING PERSON*

             IV

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)     Name of Issuer:
               ---------------

               Continental Bank Corporation

Item 1 (b)     Address of Issuer's  Principal Executive Offices:
               ------------------------------------------------

               231 South La Salle Street
               Chicago, IL 60697

Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch & Co., Inc.
               Merrill Lynch Group, Inc.
               Princeton Services, Inc.
               Merrill Lynch Asset Management, L.P.
               Merrill Lynch Capital Fund, Inc.

Item 2 (b)     Address of Principal Business Office, or, if None, Residence:
               ------------------------------------------------------------

               Merrill Lynch & Co., Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Merrill Lynch Group, Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Princeton Services, Inc.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

               Merrill Lynch Asset Management, L.P.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

               Merrill Lynch Capital Fund, Inc.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536


                               Page 7 of 11 Pages

Item 2 (c)     Citizenship:
               -----------

               See Item 4 of Cover Pages

Item 2 (d)     Title of Class of Securities:
               ----------------------------

               Common Stock

Item 2 (e)     CUSIP Number:
               ------------

               211113105

Item 3

          Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (Section) 240.13d-1(b)(ii)(G). Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")) is an investment adviser registered under (Section) 203 of the Investment Advisers Act of 1940. Merrill Lynch Capital Fund, Inc. (the "Fund") is an investment company registered under
Section 8 of the Investment Company Act of 1940.

Item 4              Ownership
                    ---------

          (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (Section) 240.13d-4, ML&Co., ML Group, PSI, MLAM and the Fund (the "Reporting Persons") disclaim beneficial ownership of the securities of Continental Bank Corporation referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of Continental Bank Corporation (the "Company") covered by this statement.

          (b) Percent of Class:

                    See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                     See Item 5 of Cover Pages

               (ii)  shared power to vote or to direct the vote:

                     See Item 6 of Cover Pages

               (iii) sole power to dispose or to direct the disposition of:

                     See Item 7 of Cover Pages

                               Page 8 of 11 Pages

               (iv)  shared power to dispose or to direct the disposition of:

                     See Item 8 of Cover Pages

Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

          Certain of the Company common stock which may be deemed to be beneficially owned by ML&Co. may also be deemed to be beneficially owned by Merrill Lynch, Pierce, Fenner & Smith ("MLPF&S"), a direct wholly-owned subsidiary of ML&Co. which is a broker-dealer registered under Section 15 of the Act. MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in "equity securities" as defined in (Section) 240.13d-1(d). While the UITs have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein, no single UIT's interest relates to more than 5% of the class of securities reported herein.

          Certain of the Company common stock which may be deemed to be beneficially owned by ML&Co. and ML Group may also be deemed to be benefically owned by one or more Merrill Lynch trust companies ("the "Trusts"), each of which is a direct wholly-owned subsidiary of ML Group and a bank as defined in
Section 3(a)(6) of the Act. While the Trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein, no such Trust's interest relates to more than 5% of the class of securities reported herein.

          MLAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940 and as a discretionary adviser to one or wore unregistered investment accounts.
With respect to securities held by those investment companies or accounts, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The Fund, a reporting person on this Schedule 13G for which MLAM serves as investment adviser, has an interest that relates to more than 5% of the class of securities reported herein. No other person has an interest that relates to more than 5% of the class of securities reported herein.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable

                               Page 9 of 11 Pages

Item 10        Certification.
               -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994      Merrill Lynch & Co., Inc.

                              /s/ David L. Dick
                              -----------------------------------------------
                              Name: David L Dick
                              Title: Assistant Secretary

                              Merrill Lynch Group, Inc.

                              /s/ David L. Dick
                              ------------------------------------------------
                              Name: David L. Dick
                              Title: Secretary

                              Princeton Services, Inc.

                              /s/ David L. Dick
                              -------------------------------------------------
                              Name: David L. Dick
                              Title: Attorney-in-Fact*

                              Merrill Lynch Asset Management, L.P.
                              By:  Princeton Services, Inc. (General Partner)

                              /s/ David L. Dick
                              -------------------------------------------------
                              Name: David L. Dick
                              Title: Attorney-in-Fact*

                              Merrill Lynch Capital Fund, Inc.

                              /s/ David L. Dick
                              ------------------------------------------------
                              Name: David L. Dick
                              Title: Attorney-in-Fact**

_______________

* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Trident Microsystems, Inc.

                               Page 10 of 11 Pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------

          Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc. a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey ("PSI"), are parent holding companies pursuant to (Section)240 13d-1(b)(1)(ii)(G). The relevant subsidiaries of ML&Co. are ML Group, Merrill Lynch, Pierce, Fenner & Smith ("MLPF&S") and PSI, which is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) ("MLAM"). The relevant subsidiary of ML Group is PSI.

          MLPF&S, a direct wholly-owned subsidiary of ML&Co. with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York, is a broker-dealer registered under section 15 of the Securities Exchange Act of 1934 (the "Act"). MLPF&S may be deemed to be the beneficial owner of certain common stock of Continental Bank Corporation (the "Company") by virtue of its sponsorship of certain unit investment trusts ("UITs") which hold Company common stock. No such UIT owns more than 5% of the Company's common stock.

          ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 8.7% of the common stock of the Company by virtue of its control of PSI and one or more Merrill Lynch trust companies. The trust companies, each of which is a wholly-owned direct subsidiary of ML Group and a bank as defined in Section 3(a)(6) of the Act, own less than 5% of the common stock of the Company.

          PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 8.7% of the common stock of the Company by virtue of its being the general partner of MLAM.

          MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 8.7% of the common stock of the Company as a result of acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940 and as a discretion any adviser to one or more unregistered investment accounts.

          One registered investment company advised by MLAM, Merrill Lynch Capital Fund, Inc., is the beneficial owner of 8.4% of the common stock of the Company.

          The unregistered investment account advised by MLAM is the beneficial owner of less than 0.1% of the common stock of the Company.

          Pursuant to (Section) 240.13d-4, ML&Co., ML Group, MLPF&S, the Merrill Lynch trust companies, PSI, MLAM, and the Fund disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company.

                               Page 11 of 11 Pages